Exhibit 107

EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$7,898,982(1)	0.0001102	$870.47(2)

Fees Previously Paid

Total Transaction Value	$7,898,982(1)

Total Fees Due for Filing			$870.47(2)

Total Fees Previously Paid

Total Fee Offsets

Net Fee Due			$870.47(2)

(1)	Calculated as the aggregate maximum purchase price based upon the net asset value per share as of May 31, 2023 of $24.05 and the offer to purchase up to 328,440 shares.
(2)

Calculated at $110.20 per $1,000,000 of the Transaction Value in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023.